UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-147828 and 333-173402

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

10511 East Central Wichita, Kansas 67206 (316) 676-7111

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

8.5% Senior Fixed Rate Notes due 2015 8.875%/9.625% Senior PIK-Election Notes due 2015 9.75% Senior Subordinated Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 50

Pursuant to the requirements of the Securities Exchange Act of 1934 Hawker Beechcraft Acquisition Company, LLC and Hawker Beechcraft Notes Company have caused this certification/notice to be signed on their behalf by the undersigned duly authorized persons.

Date: April 27, 2012

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By:	HAWKER BEECHCRAFT, INC., its sole member

By:	/s/ Alexander L. W. Snyder
Name:	Alexander L. W. Snyder
Title:	Vice President, General Counsel and Secretary

HAWKER BEECHCRAFT NOTES COMPANY

By:	/s/ Alexander L. W. Snyder
Name:	Alexander L. W. Snyder
Title:	Vice President, General Counsel and Secretary